                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                                  EXHIBIT 99.1

OUR SIGNIFICANT INDEBTEDNESS COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR FINANCIAL OBLIGATIONS.

As of March 31, 2002, our total outstanding indebtedness was approximately $1,419.0 million, including the following:

     o $405.5 million under a revolving credit agreement (the "Revolving Facility") with Ford Motor Credit Company ("Ford Motor Credit"), Chrysler Financial Company, LLC ("Chrysler Financial") and Toyota Motor Credit Corporation ("Toyota Credit") with a borrowing limit of $600 million, subject to a borrowing base calculated on the basis of our receivables, inventory and equipment and a pledge of certain additional collateral by an affiliate of Sonic;

     o $428.9 million under a standardized secured inventory floor plan facility (the "Ford Floor Plan Facility") with Ford Motor Credit;

     o $147.8 million under a standardized secured floor plan facility (the "Chrysler Floor Plan Facility") with Chrysler Financial;

     o $21.4 million under a standardized secured floor plan facility (the "Toyota Floor Plan Facility") with Toyota Credit;

     o $198.0 million under a standardized secured floor plan facility (the "GMAC Floor Plan Facility" and, together with the Ford Floor Plan Facility, the Toyota Floor Plan Facility and the Chrysler Floor Plan Facility, the "Floor Plan Facilities") with General Motors Acceptance Corporation ("GMAC");

     o $195.8 million in 11% Senior Subordinated Notes due 2008 representing $200.0 million in aggregate principal amount less unamortized discount of approximately $4.2 million; and .

     o $21.6 million of other secured debt, including $11.5 million under a revolving real estate acquisition and new dealership construction line of credit (the "Construction Loan") and a related mortgage refinancing facility (the "Permanent Loan" and, together with the Construction Loan, the "Mortgage Facility") with Ford Motor Credit.

As of March 31, 2002, we had approximately $107.7 million available for additional borrowings under the Revolving Facility, based on a borrowing base calculated on the basis of our receivables, inventory and equipment and certain additional collateral pledged by an affiliate of Sonic. We also had approximately $88.5 million available under the Mortgage Facility for real estate acquisitions and new dealership construction. We also have significant additional capacity under the Floor Plan Facilities. In addition, the indentures relating to our senior subordinated notes, convertible senior subordinated notes and other debt instruments allow us to incur additional indebtedness, including secured indebtedness.

The degree to which we are leveraged could have important consequences to the holders of our securities, including the following:

     o our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;

     o a substantial portion of our current cash flow from operations must be dedicated to the payment of principal and interest on our senior subordinated notes, convertible senior subordinated notes, borrowings under the Revolving Facility and the Floor Plan Facilities and other indebtedness, thereby reducing the funds available to us for our operations and other purposes;

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

     o some of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates;

     o the indebtedness outstanding under our credit facilities is secured by a pledge of substantially all the assets of our dealerships; and

     o we may be substantially more leveraged than some of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

In addition, our debt agreements contain numerous covenants that limit our discretion with respect to business matters, including mergers or acquisitions, paying dividends, incurring additional debt, making capital expenditures or disposing of assets.

OUR FUTURE OPERATING RESULTS DEPEND ON OUR ABILITY TO INTEGRATE ACQUISITIONS INTO OUR OPERATIONS.

Our future operating results depend on our ability to integrate the operations of our recently acquired dealerships, as well as dealerships we acquire in the future, with our existing operations. In particular, we need to integrate our systems, procedures and structures, which can be difficult. Our growth strategy has focused on the pursuit of strategic acquisitions that either expand or complement our business. We acquired 72 dealerships in 1999, 11 in 2000, 12 in 2001 and 22 to date in 2002.

We cannot assure you that we will effectively and profitably integrate the operations of these dealerships without substantial costs, delays or operational or financial problems, due to:

     o the difficulties of managing operations located in geographic areas where we have not previously operated;

     o the management time and attention required to integrate and manage newly acquired dealerships;

     o    the difficulties of assimilating and retaining employees; and

     o    the challenges of keeping customers.

These factors could have a material adverse effect on our financial condition and results of operations.

RISKS ASSOCIATED WITH ACQUISITIONS MAY HINDER OUR ABILITY TO INCREASE REVENUES AND EARNINGS.

The automobile retailing industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships, as well as on our ability to manage expansion, control costs in our operations and consolidate both past and future dealership acquisitions into existing operations. In pursuing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

     o incurring significantly higher capital expenditures and operating expenses;

     o failing to assimilate the operations and personnel of the acquired dealerships;

     o    entering new markets with which we are unfamiliar;

     o    potential undiscovered liabilities at acquired dealerships;

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
                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

     o    disrupting our ongoing business;

     o    diverting our limited management resources;

     o    failing to maintain uniform standards, controls and policies;

     o impairing relationships with employees, manufacturers and customers as a result of changes in management;

     o causing increased expenses for accounting and computer systems, as well as integration difficulties; and

     o failing to obtain a manufacturer's consent to the acquisition of one or more of its dealership franchises.

We may not adequately anticipate all of the demands that our growth will impose on our systems, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. If we cannot adequately anticipate and respond to these demands, our business could be materially harmed.

Failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership.

Installing new computer systems has disrupted existing operations in the past as management and salespersons adjust to new technologies. We cannot assure you that we will overcome these risks or any other problems encountered with either our past or future acquisitions.

AUTOMOBILE MANUFACTURERS EXERCISE SIGNIFICANT CONTROL OVER OUR OPERATIONS AND WE ARE DEPENDENT ON THEM TO OPERATE OUR BUSINESS.

Each of our dealerships operates pursuant to a franchise agreement with the applicable automobile manufacturer or manufacturer authorized distributor. We are significantly dependent on our relationships with these manufacturers. Without a franchise agreement, we cannot obtain new vehicles from a manufacturer.

Vehicles manufactured by the following manufacturers accounted for the indicated approximate percentage of our new vehicle revenue for the year ended December 31, 2001, and for the three months ended March 31, 2002:

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                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

                                                 Percentage of Historical
                                                   New Vehicle Revenues
                                          --------------------------------------
                                          For the Three
                                          Months Ended        For the Year Ended
                                          March 31, 2002      December 31, 2001
                                          --------------      ------------------
Brand (1)
Ford .................................             15.7%                 18.6%
General Motors (2) ...................             14.7%                 12.2%
Honda ................................             14.3%                 13.0%
Toyota ...............................             12.0%                 11.3%
BMW ..................................             11.3%                 10.7%
Chrysler (3) .........................              7.3%                  8.3%
Lexus ................................              5.4%                  5.3%
Nissan ...............................              4.9%                  5.3%

(1) Amounts reflect certain reclassifications in order to make Sonic's presentation more consistent with peer group and revised accounting standards regarding manufacturer incentives.
(2)  Includes Buick, Cadillac, Chevrolet, GMC, Oldsmobile, and Pontiac
(3)  Includes Chrysler, Dodge, Jeep, and Plymouth

No other manufacturer accounted for more than five percent of our new vehicle sales during either period. A significant decline in the sale of Ford, Honda, Chrysler, General Motors, BMW, Toyota, Nissan or Lexus new vehicles could have a material adverse effect on our revenue and profitability.

Manufacturers exercise a great degree of control over the operations of our dealerships. Each of our franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management and other material breaches of the franchise agreements.

Manufacturers may also have a right of first refusal if we seek to sell dealerships. We believe that we will be able to renew at expiration all of our existing franchise agreements, other than our Oldsmobile and Plymouth franchise agreements. DaimlerChrysler phased out the Plymouth division effective October 1, 2001 and General Motors is in the process of phasing out the Oldsmobile division. Neither of these actions will materially affect us.

     o We cannot assure you that any of our existing franchise agreements will be renewed or that the terms and conditions of such renewals will be favorable to us.

     o If a manufacturer is allowed under state franchise laws to terminate or decline to renew one or more of our significant franchise agreements, this action could have a material adverse effect on our results of operations.

     o Actions taken by manufacturers to exploit their superior bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on our results of operations.

     o Manufacturers allocate their vehicles among dealerships generally based on the sales history of each dealership. Consequently, we also depend on the manufacturers to provide us with a desirable mix of popular new vehicles. These popular vehicles produce the highest profit margins and tend to be the most difficult to obtain from the manufacturers.

     o Our dealerships depend on the manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support dealership new vehicle sales. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or

                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

          discontinuation of a manufacturer's incentive programs may materially adversely affect our profitability. Some of these programs include:

          o    customer rebates on new vehicles;

          o    dealer incentives on new vehicles;

          o    special financing or leasing terms;

          o    warranties on new and used vehicles; and

          o sponsorship of used vehicle sales by authorized new vehicle dealers.

ADVERSE CONDITIONS AFFECTING ONE OR MORE MANUFACTURERS MAY NEGATIVELY IMPACT OUR PROFITABILITY.

The success of each of our dealerships depends to a great extent on the manufacturers':

     o    financial condition;

     o    marketing;

     o    vehicle design;

     o    production capabilities;

     o    management; and

     o    labor relations.

Nissan, Chrysler and Volvo have had significant difficulty in the U.S. market in the recent past. If any of our manufacturers, particularly Ford, Honda, Chrysler, General Motors, BMW, Toyota, Nissan, or Lexus were unable to design, manufacture, deliver and market their vehicles successfully, the manufacturer's reputation and our ability to sell the manufacturer's vehicles could be adversely affected.

Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, may materially and adversely affect our results of operations. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods when new products are being introduced, can reduce our sales. Although we have attempted to lessen our dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers, adverse conditions affecting manufacturers, Ford, Honda, Chrysler, General Motors, BMW, Toyota, Nissan or Lexus in particular, could have a material adverse effect on our results of operations. In the event of a strike, we may need to purchase inventory from other automobile dealers at prices higher than we would be required to pay to the affected manufacturer in order to carry an adequate level and mix of inventory. Consequently, strikes or other adverse labor actions could materially adversely affect our profitability.

MANUFACTURER STOCK OWNERSHIP/ISSUANCE RESTRICTIONS LIMIT OUR ABILITY TO ISSUE ADDITIONAL EQUITY TO MEET OUR FINANCING NEEDS.

Standard automobile franchise agreements prohibit transfers of any ownership interests of a dealership and its parent and, therefore, often do not by their terms accommodate public trading of the capital stock of a dealership or its parent. Our manufacturers have agreed to permit trading in Sonic's Class A common stock. A number of manufacturers impose restrictions on the transferability of the Class A common stock.

                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

     o Honda may force the sale of our Honda or Acura franchises if (1) an automobile manufacturer or distributor acquires securities having 5% or more of the voting power of Sonic's securities, (2) an individual or entity that has either a felony criminal record or a criminal record relating solely to dealings with an automobile manufacturer, distributor or dealership acquires securities having 5% or more of the voting power of Sonic's securities or (3) any individual or entity acquires securities having 20% or more of the voting power of Sonic's securities and Honda reasonably deems such acquisition to be detrimental to Honda's interests in any material respect.

     o Ford may cause us to sell or resign from one or more of our Ford, Lincoln or Mercury franchises if any person or entity (other than O. Bruton Smith and any entity controlled by him) acquires or has a binding agreement to acquire securities having 50% or more of the voting power of Sonic's securities.

     o General Motors and Infiniti may force the sale of their respective franchises if 20% of more of Sonic's voting securities are similarly acquired.

     o Toyota may force the sale of one or more of Sonic's Toyota or Lexus dealerships if (1) an automobile manufacturer or distributor acquires securities, or the right to vote securities by proxy or voting agreement, having more than 5% of the voting power of Sonic's securities, (2) any individual or entity acquires securities, or the right to vote securities by proxy or voting agreement, having more than 20% of the voting power of Sonic's securities, (3) there is a material change in the composition of Sonic's Board of Directors that Toyota reasonably concludes will be materially incompatible with Toyota's interests or will have an adverse effect on Toyota's reputation or brands in the marketplace or the performance of Sonic or its Toyota and Lexus dealerships, (4) there occurs an extraordinary transaction whereby Sonic's stockholders immediately prior to such transaction own in the aggregate securities having less than a majority of the voting power of Sonic or the successor entity, or (5) any individual or entity acquires control of Sonic, Sonic Financial Corporation or any Toyota or Lexus dealership owned by Sonic.

     o Chrysler requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic.

     o Mercedes requires 60 days advance notice to approve any acquisition of 20% or more of Sonic's voting securities.

     o Volkswagen has approved the sale of no more than 25% of the voting control of Sonic, and any future changes in ownership or transfers among Sonic's current stockholders that could affect the voting or managerial control of Sonic's Volkswagen franchise subsidiaries requires the prior approval of Volkswagen.

Other manufacturers may impose similar or more limiting restrictions.

Our lending arrangements also require that holders of Sonic's Class B common stock maintain voting control over Sonic. We are unable to prevent our stockholders from transferring shares of our common stock, including transfers by holders of the Class B common stock. If such transfer results in a change in control of Sonic, it could result in the termination or non-renewal of one or more of our franchise agreements and a default under our credit arrangements. Moreover, these issuance limitations may impede our ability to raise capital through additional equity offerings or to issue our stock as consideration for future acquisitions.

MANUFACTURERS' RESTRICTIONS ON ACQUISITIONS COULD LIMIT OUR FUTURE GROWTH.

We are required to obtain the consent of the applicable manufacturer before the acquisition of any additional dealership franchises. We cannot assure you that manufacturers will grant such approvals,

                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

although the denial of any such approval may be subject to certain state franchise laws.

Obtaining manufacturer consent for acquisitions could also take a significant amount of time. Obtaining manufacturer approval for our completed acquisitions has taken approximately three to five months. We believe that manufacturer approvals of subsequent acquisitions from manufacturers with which we have previously completed applications and agreements may take less time, although we cannot provide you with assurances to that effect. In addition, under an applicable franchise agreement or under state law, a manufacturer may have a right of first refusal to acquire a dealership in the event we seek to acquire that dealership franchise.

If we experience delays in obtaining, or fail to obtain, manufacturer approvals for dealership acquisitions, our growth strategy could be materially adversely affected. In determining whether to approve an acquisition, the manufacturers may consider many factors, including:

     o    our management's moral character;

     o    the business experience of the post-acquisition dealership management;

     o    our financial condition;

     o    our ownership structure; and

     o    manufacturer-determined consumer satisfaction index scores.

In addition, a manufacturer may seek to limit the number of its dealerships that we may own, our national market share of that manufacturer's products or the number of dealerships we may own in a particular geographic area. These restrictions may not be enforceable under state franchise laws.

     o Our framework agreement with Ford places the following restrictions on our ability to acquire Ford or Lincoln Mercury dealerships:

          o We may not acquire additional Ford or Lincoln Mercury dealerships unless we continue to satisfy Ford's requirement that 80% of our Ford dealerships meet Ford's performance criteria. Beyond that, we may not make an acquisition that would result in our owning Ford or Lincoln Mercury dealerships with sales exceeding five percent of the total Ford or total Lincoln Mercury retail sales of new vehicles in the United States for the preceding calendar year.

          o We may not acquire additional Ford or Lincoln Mercury dealerships in a particular state if such an acquisition would result in our owning Ford or Lincoln Mercury dealerships with sales exceeding five percent of the total Ford or total Lincoln Mercury retail sales of new vehicles in that state for the preceding calendar year.

          o We may not acquire additional Ford dealerships in a Ford-defined market area if such an acquisition would result in our owning more than one Ford dealership in a market having a total of three or less Ford dealerships or owning more than 25% of the Ford dealerships in a market having a total of four or more Ford dealerships. An identical market area restriction applies for Lincoln Mercury dealerships.

     o Our framework agreement with Toyota limits the number of Toyota and Lexus dealerships that we may own on a national level, in each Toyota-defined geographic region or distributor area, and in each Toyota or Lexus-defined metropolitan market. Nationally, the limitations on Toyota dealerships owned by us are for specified time periods and are based on specified percentages of total Toyota unit sales in the United States. In Toyota-defined geographic regions or distributor areas, the limitations on Toyota dealerships owned by us are specified by the applicable Toyota regional limitations policy or distributor's policy in effect at such time. In Toyota-defined

                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

          metropolitan markets, the limitations on Toyota dealerships owned by us are based on Toyota's metro markets limitation policy then in effect, which currently provides a limitation based on the total number of Toyota dealerships in the particular market. For Lexus, we may own no more than one Lexus dealership in any one Lexus-defined metropolitan market and no more than three Lexus dealerships nationally.

     o Our framework agreement with Honda limits the number of Honda and Acura dealerships that we may own on a national level, in each Honda and Acura-defined geographic zone, and in each Honda-defined metropolitan market. Nationally, the limitations on Honda dealerships owned by us are based on specified percentages of total Honda unit sales in the United States. In Honda-defined geographic zones, the limitations on Honda dealerships owned by us are based on specified percentages of total Honda unit sales in each of 10 Honda-defined geographic zones. In Honda-defined metropolitan markets, the limitations on Honda dealerships owned by us are specified numbers of dealerships in each market, which numerical limits vary based mainly on the total number of Honda dealerships in a particular market. For Acura, we may own no more than (A) two Acura dealerships in a Honda-defined metropolitan market, (B) three Acura dealerships in any one of six Honda-defined geographic zones and (C) five Acura dealerships nationally. Honda also prohibits ownership of contiguous dealerships.

     o Mercedes restricts any company from owning Mercedes dealerships with sales of more than three percent of total sales of Mercedes vehicles in the U.S. during the previous calendar year.

     o General Motors currently limits the maximum number of General Motors dealerships that we may acquire to 50% of the General Motors dealerships, by brand line, in a General Motors-defined geographic market area having multiple General Motors dealers.

     o Subaru limits us to no more than two Subaru dealerships within certain designated market areas, four Subaru dealerships within its Mid-America region and 12 dealerships within Subaru's entire area of distribution.

     o BMW currently prohibits publicly held companies from owning BMW dealerships representing more than 10% of all BMW sales in the U.S. or more than 50% of BMW dealerships in a given metropolitan market.

     o Toyota, Honda and Mercedes also prohibit the coupling of a franchise with any other brand without their consent.

As a condition to granting their consent to our acquisitions, a number of manufacturers required additional restrictions. These agreements principally restrict:

     o material changes in our company or extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in our board of directors or management that could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests;

     o the removal of a dealership general manager without the consent of the manufacturer; and

     o the use of dealership facilities to sell or service new vehicles of other manufacturers.

In addition, manufacturer consent to our acquisitions may impose conditions, such as requiring facilities improvements by us at the acquired dealership.

If we are unable to comply with these restrictions, we generally:

                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

     o must sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer; or

     o    terminate the dealership agreements with the manufacturer.

Other manufacturers may impose other and more stringent restrictions in connection with future acquisitions.

As of April 30, 2002, we owned the following number of franchises for the following manufacturers:

                 NUMBER OF                        NUMBER OF
MANUFACTURER     FRANCHISES      MANUFACTURER     FRANCHISES
------------     ----------      ------------     ----------
 Cadillac ....       23          Hyundai ......        4
 Honda .......       14          Mitsubishi ...        3
 Chevrolet ...       14          Kia ..........        3
 Ford ........       14          Audi .........        3
 BMW .........       10          Pontiac ......        3
 Toyota ......       10          Porsche ......        2
 Nissan ......        9          GMC ..........        2
 Chrysler ....        8          Infiniti .....        1
 Dodge .......        8          Acura ........        1
 Volvo .......        8          Land Rover ...        1
 Jeep ........        7          Subaru .......        1
 Mercury .....        5          Mazda ........        1
 Oldsmobile. .        5          Saab .........        1
 Isuzu .......        4          Rolls Royce. .        1
 Volkswagen. .        4          Bentley ......        1
 Lexus .......        4          Hino .........        1
 Lincoln .....        4          Buick ........        1
 Mercedes ....        4



OUR FAILURE TO MEET A MANUFACTURER'S CONSUMER SATISFACTION REQUIREMENTS MAY ADVERSELY AFFECT OUR ABILITY TO ACQUIRE NEW DEALERSHIPS AND OUR PROFITABILITY.

Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer, but which are generally known as customer satisfaction index, or CSI scores. These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Moreover, we cannot assure you that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines our dealerships do not comply with the manufacturer's CSI standards. This could materially adversely affect our acquisition strategy. In addition, we receive payments from the manufacturers based, in part, on CSI scores, which could be materially adversely affected if our CSI scores decline.

THERE ARE LIMITATIONS ON OUR FINANCIAL RESOURCES AVAILABLE FOR ACQUISITIONS.

We intend to finance our acquisitions with cash generated from operations, through issuances of our stock or debt securities and through borrowings under credit arrangements.

     o We cannot assure you that we will be able to obtain additional financing by issuing stock or debt securities.

     o Using cash to complete acquisitions could substantially limit our operating or financial flexibility.

If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which could materially adversely affect our growth strategy.

We estimate that as of March 31, 2002, we had approximately $107.7 million available for additional borrowings under the Revolving Facility, based on a borrowing base calculated on the basis of our receivables, inventory and equipment and a pledge of certain additional collateral by an affiliate of Sonic (which borrowing base was $513.2 million of the $600.0 million facility at March 31, 2002).

In addition, we are dependent to a significant extent on our ability to finance our inventory with "floor plan financing." Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during this period. We must obtain new floor plan financing or obtain consents to assume existing floor plan financing in connection with our acquisition of dealerships.

Substantially all the assets of our dealerships are pledged to secure our floor plan indebtedness and the indebtedness under the Revolving Facility. In addition, substantially all the real property and assets of our subsidiaries that are constructing new dealerships are pledged under our Mortgage Facility with Ford Motor Credit. These pledges may impede our ability to borrow from other sources.

Finally, because Ford Motor Credit is associated with Ford, any deterioration of our relationship with one could adversely affect our relationship with the other. The same is true of our relationships with Chrysler and Chrysler Financial, GM and GMAC, and Toyota and Toyota Credit.

ALTHOUGH O. BRUTON SMITH, OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, HAS PREVIOUSLY FACILITATED OUR ACQUISITION FINANCING, WE CANNOT ASSURE YOU THAT HE WILL BE WILLING OR ABLE TO ASSIST IN OUR FINANCING NEEDS IN THE FUTURE.

Mr. Smith initially guaranteed obligations under the Revolving Facility. Such obligations were further secured with a pledge of shares of common stock of Speedway Motorsports, Inc. ("SMI") owned by Sonic Financial Corporation ("SFC"), a corporation controlled by Mr. Smith having an estimated value at the time of the pledge of approximately $50.0 million (the "Revolving Pledge"). When the Revolving Facility's borrowing limit was increased to $75.0 million in 1997, Mr. Smith's personal guarantee of Sonic's obligations under the Revolving Facility was released, although the Revolving Pledge remained in place. Mr. Smith was also required by Ford Motor Credit to lend $5.5 million (the "Subordinated Smith Loan") to Sonic to increase our capitalization because the net proceeds from our November 1997 initial public offering were significantly less than expected. In August 1998, Ford Motor Credit released the Revolving Pledge. In November 1999, Ford Motor Credit further increased the borrowing limit under the Revolving Facility to $350.0 million subject to a borrowing base calculated on the basis of our receivables, inventory and equipment and a continuing pledge by SFC of five million shares of SMI common stock. Presently, the borrowing limit of the Revolving Facility is $600.0 million, subject to a similar borrowing base, including SFC's continuing pledge of SMI stock.

Before our acquisition of FirstAmerica Automotive, Inc. ("FirstAmerica"), Mr. Smith guaranteed the obligations of FirstAmerica under FirstAmerica's new acquisition line of credit with Ford Motor Credit. FirstAmerica obtained this new financing to enable it to complete its then pending acquisitions. The borrowing limit on this credit facility was approximately $138 million. Mr. Smith had guaranteed approximately $107 million of this amount, which guarantee was secured by a pledge of five million shares

                    SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

of SMI common stock owned by SFC. We assumed FirstAmerica's obligations to Ford Motor Credit under our Revolving Facility when we acquired FirstAmerica. Mr. Smith's secured guarantee in favor of Ford Motor Credit guaranteed a portion of our obligations under the Revolving Facility until August 2000. After August 2000, Mr. Smith did not provide a guarantee in favor of the Revolving Facility lenders, but SFC continues to pledge SMI stock as collateral. We cannot assure you that Mr. Smith will be willing or able to provide similar guarantees or credit support in the future to facilitate Sonic's future acquisitions.

AUTOMOBILE RETAILING IS A MATURE INDUSTRY WITH LIMITED GROWTH POTENTIAL IN NEW VEHICLE SALES, AND OUR ACQUISITION STRATEGY WILL AFFECT OUR REVENUES AND EARNINGS.

The United States automobile dealership industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in our revenues and earnings is likely to be significantly affected by our success in acquiring and integrating dealerships and the pace and size of such acquisitions.

HIGH COMPETITION IN AUTOMOBILE RETAILING REDUCES OUR PROFIT MARGINS ON VEHICLE SALES. FURTHER, THE USE OF THE INTERNET IN THE CAR PURCHASING PROCESS COULD MATERIALLY ADVERSELY AFFECT US.

Automobile retailing is a highly competitive business. Our competition includes:

     o Franchised automobile dealerships selling the same or similar makes of new and used vehicles that we offer in our markets and sometimes at lower prices than we offer. Some of these dealer competitors may be larger and have greater financial and marketing resources than we do;

     o    Other franchised dealers;

     o    Private market buyers and sellers of used vehicles;

     o    Used vehicle dealers;

     o Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

     o    Service center chain stores; and

     o    Independent service and repair shops.

Our financing and insurance ("F&I") business and other related businesses, which have higher margins than sales of new and used vehicles, are subject to strong competition from various financial institutions and other third parties. This competition is increasing as these products are now being marketed and sold over the Internet.

Gross profit margins on sales of new vehicles have been generally declining since 1986. We do not have any cost advantage in purchasing new vehicles from manufacturers, due to economies of scale or otherwise. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new vehicles. The following factors could have a significant impact on our business:

     o The Internet has become a significant part of the sales process in our industry. Customers are using the Internet to compare pricing for cars and related F&I services, which may further reduce margins for new and used cars and profits for related F&I services. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, our business could be materially adversely affected. In addition, other franchise groups have aligned themselves with

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

          Internet car sellers or are spending significant sums on developing their own Internet capabilities, which could materially adversely affect our business.

     o Our revenues and profitability could be materially adversely affected should manufacturers decide to enter the retail market directly.

     o The increased popularity of short-term vehicle leasing also has resulted, as these leases expire, in a large increase in the number of late model vehicles available in the market, which puts added pressure on new and used vehicle margins.

     o Some of our competitors may be capable of operating on smaller gross margins than we are, and the on-line auto brokers have been operating at a loss.

     o As we seek to acquire dealerships in new markets, we may face increasingly significant competition as we strive to gain market share through acquisitions or otherwise. This competition includes other large dealer groups and dealer groups that have publicly traded equity.

Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate, although certain state franchise laws may limit such activities by the manufacturers. A similar adverse effect could occur if existing competing franchised dealers increase their market share in our markets. Our gross margins may decline over time as we expand into markets where we do not have a leading position. These and other competitive pressures could materially adversely affect our results of operations.

THE CYCLICAL AND LOCAL NATURE OF AUTOMOBILE SALES MAY ADVERSELY AFFECT OUR PROFITABILITY.

The automobile industry is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, fuel prices, the level of discretionary personal income, unemployment rates, interest rates and credit availability. We are in the midst of an industry and general economic slowdown that could materially adversely effect our business.

Local economic, competitive and other conditions also affect the performance of dealerships. We intend to pursue acquisitions outside of these markets, but our operational focus is on our current markets. As a result, our current results of operations depend substantially on general economic conditions and consumer spending habits in the Southeast and Northern California and, to a lesser extent, the Houston and Columbus markets. Sales in our Northern California market represented 18% of our sales for the three months ended March 31, 2002. Our results of operations also depend on other factors, such as tax rates and state and local regulations specific to the states in which we currently operate. Sonic may not be able to expand geographically and any such expansion may not adequately insulate it from the adverse effects of local or regional economic conditions.

WE CAN OFFER YOU NO ASSURANCES THAT WE WILL BE ABLE TO CONTINUE EXECUTING OUR ACQUISITION STRATEGY WITHOUT THE COSTS OF FUTURE ACQUISITIONS ESCALATING.

Although there are many potential acquisition candidates that fit our acquisition criteria, we cannot assure you that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at acceptable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including:

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

     o    the availability of suitable acquisition candidates;

     o    competition with other dealer groups for suitable acquisitions;

     o    the negotiation of acceptable terms;

     o    our financial capabilities;

     o    our stock price;

     o the availability of skilled employees to manage the acquired companies; and

     o    general economic and business conditions.

We may be required to file applications and obtain clearances under applicable federal antitrust laws before completing an acquisition. These regulatory requirements may restrict or delay our acquisitions, and may increase the cost of completing acquisitions.

THE OPERATING AND FINANCIAL CONDITION OF ACQUIRED BUSINESSES CANNOT BE DETERMINED ACCURATELY UNTIL WE ASSUME CONTROL.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual operating condition of these businesses. Similarly, many of the dealerships we acquire, including in our largest acquisitions, do not have financial statements audited or prepared in accordance with generally accepted accounting principles. As a result, we may not have an accurate understanding of the historical financial condition and performance of our acquired entities. Until we actually assume operating control of such business assets and their operations, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired entities and their operations.

POTENTIAL CONFLICTS OF INTEREST BETWEEN SONIC AND ITS OFFICERS COULD ADVERSELY AFFECT OUR FUTURE PERFORMANCE.

O. Bruton Smith serves as the chairman and chief executive officer of SMI. Accordingly, Sonic competes with SMI for the management time of Mr. Smith.

Sonic has in the past and will likely in the future enter into transactions with Mr. Smith, entities controlled by Mr. Smith or other affiliates of Sonic. We believe that all of our existing arrangements with affiliates are as favorable to us as if the arrangements were negotiated between unaffiliated parties, although the majority of such transactions have neither been independently verified in that regard nor are likely to be so verified in the future. Potential conflicts of interest could arise in the future between Sonic and its officers or directors in the enforcement, amendment or termination of arrangements existing between them.

Under Delaware law generally, a corporate insider is precluded from acting on a business opportunity in his individual capacity if that opportunity is

     (1)  one which the corporation is financially able to undertake,

     (2)  in the line of the corporation's business,

     (3)  of practical advantage to the corporation, and

     (4)  one in which the corporation has an interest or reasonable expectancy.

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

Accordingly, our corporate insiders are generally prohibited from engaging in new dealership-related business opportunities outside of Sonic unless a majority of Sonic's disinterested directors decide that such opportunities are not in our best interest.

Sonic's charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in similar transactions with an unrelated third party. Moreover, any such transactions involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of Sonic's independent directors. If not so approved, Sonic must obtain an opinion as to the financial fairness of the transaction to be issued by an investment banking or appraisal firm of national standing. In addition, the terms of the Revolving Facility and Sonic's existing senior subordinated notes restrict transactions with affiliates in a manner similar to Sonic's charter restrictions.

THE LOSS OF KEY PERSONNEL AND LIMITED MANAGEMENT AND PERSONNEL RESOURCES COULD ADVERSELY AFFECT OUR OPERATIONS AND GROWTH.

Our success depends to a significant degree upon the continued contributions of Sonic's management team, particularly its senior management, and service and sales personnel. Additionally, manufacturer franchise agreements may require the prior approval of the applicable manufacturer before any change is made in franchise general managers. We do not have employment agreements with most of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees could have a material adverse effect on our results of operations.

In addition, as we expand we may need to hire additional managers. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on our results of operations. In addition, the lack of qualified management or employees employed by potential acquisition candidates may limit our ability to consummate future acquisitions.

SEASONALITY OF THE AUTOMOTIVE RETAIL BUSINESS ADVERSELY AFFECTS FIRST QUARTER REVENUES.

Our business is seasonal, with a disproportionate amount of revenues received generally in the second, third and fourth fiscal quarters.

IMPORT PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS MAY IMPAIR OUR ABILITY TO SELL FOREIGN VEHICLES PROFITABLY.

Some of the vehicles and major components of vehicles we sell are manufactured in foreign countries. Accordingly, we are subject to the import and export restrictions of various jurisdictions and are dependent to some extent upon general economic conditions in, and political relations with, a number of foreign countries, particularly Germany, Japan and Sweden. Fluctuations in currency exchange rates may also adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.

WE ARE SUBJECT TO NUMEROUS LEGAL AND ADMINISTRATIVE PROCEEDINGS.

In 2001, the Florida Attorney General's Office issued subpoenas to two of our wholly-owned dealership subsidiaries located in Florida. The subpoenas requested, among other things, documentation from the dealerships regarding transactions with customers in the months of January 1999 and June 2000. In subsequent discussions, the Attorney General's office informed each of these dealership subsidiaries that it was investigating allegations of fraud against customers by those dealerships in the sale of finance and insurance products. In addition, in April 2002, the Florida Department of Insurance informed the same two

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

dealership subsidiaries that it had also initiated an investigation into allegations similar to those underlying the Florida Attorney General's investigation. Our two dealership subsidiaries are cooperating with this investigation. To date, there have been no formal charges or administrative proceedings filed against either dealership subsidiary by the Attorney General or the Department of Insurance. Additionally, five private civil actions have been filed against one of the dealership subsidiaries and one private civil action has been filed against the other dealership subsidiary stating allegations similar to those underlying the Florida Attorney General's investigation. Two of the civil actions purport to represent a class of customers as potential plaintiffs, although no motion for class certification has been filed or granted to date.

We intend to vigorously defend ourselves and assert available defenses with respect to each of the foregoing matters, and we do not believe that the ultimate resolution of these matters will have a material adverse affect on our business, results of operations, financial condition, cash flows or prospects. However, because the investigations by the Florida Attorney General's office and Florida Department of Insurance are continuing and have not resulted in formal charges to date, and because the civil actions are also in the early stages of litigation, we cannot assure you as to the outcomes of such proceedings.

In addition, we are involved, and expect to continue to be involved, in numerous other legal proceedings arising out of the conduct of our business, including litigation with customers, employment related lawsuits and actions brought by governmental authorities. We do not believe that the ultimate resolution of these matters will have a material adverse affect on our business, results of operations, financial condition, cash flows or prospects. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters, including the matters specifically discussed above, could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL REGULATION COMPLIANCE COSTS MAY ADVERSELY AFFECT OUR PROFITABILITY.

We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, retail financing and consumer protection laws and regulations, and federal and state environmental, health and safety, wage-hour, anti-discrimination, and other employment practices laws and regulations. The violation of these laws and regulations can result in administrative, civil or criminal penalties against us or in a cease and desist order against our operations if we are not in compliance. Our future acquisitions may also be subject to regulation, including antitrust reviews. We believe that we comply in all material respects with all laws and regulations applicable to our business, but future regulations may be more stringent and require us to incur significant additional costs.

Our facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation, release, recycling and disposal of solid and hazardous materials and wastes and the cleanup of contaminated property or water. We may be required by these laws to pay the full amount of the costs of investigation and/or remediation of contaminated properties, even if we are not at fault for disposal of the materials or if such disposal was legal at the time. People who may be found liable under these laws and regulations include the present or former owner or operator of a contaminated property and companies that generated, transported, disposed of or arranged for the transportation or disposal of hazardous substances found at the property.

Our past and present business operations are subject to environmental laws and regulations governing the use, storage, handling, recycling and disposal of hazardous or toxic substances such as new and waste motor oil, oil filters, transmission fluid, antifreeze, freon, new and waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. We are also subject to laws and regulations relating to underground storage tanks that exist or used to exist at many of our properties. Like many of our competitors, we have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations. In addition, soil and groundwater contamination exists at certain of our properties. We cannot assure you that our other properties have not

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

been or will not become similarly contaminated. In addition, we could become subject to potentially material new or unforeseen environmental costs or liabilities because of our acquisitions.

Environmental laws and regulations, including those governing air emissions and underground storage tanks, could require compliance with new or more stringent standards that are imposed in the future. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Consequently, we may be required to make substantial expenditures in the future.

CONCENTRATION OF VOTING POWER AND ANTI-TAKEOVER PROVISIONS OF OUR CHARTER, DELAWARE LAW AND OUR DEALER AGREEMENTS MAY REDUCE THE LIKELIHOOD OF ANY POTENTIAL CHANGE OF CONTROL OF SONIC.

Sonic's common stock is divided into two classes with different voting rights. This dual class stock ownership allows the present holders of the Class B common stock to control Sonic. Holders of Class A common stock have one vote per share on all matters. Holders of Class B common stock have 10 votes per share on all matters, except that they have only one vote per share on any transaction proposed by the Board of Directors or a Class B common stockholder or otherwise benefiting the Class B common stockholders constituting a:

     (1)  "going private" transaction;

     (2)  disposition of substantially all of our assets;

     (3)  transfer resulting in a change in the nature of our business; or

     (4) merger or consolidation in which current holders of common stock would own less than 50% of the common stock following such transaction.

The holders of Class B common stock currently hold less than a majority of Sonic's outstanding common stock, but a majority of Sonic's voting power. This may prevent or discourage a change of control of Sonic even if such action were favored by holders of Class A common stock.

Sonic's charter and bylaws make it more difficult for its stockholders to take corporate actions at stockholders' meetings. In addition, options under our 1997 Stock Option Plan become immediately exercisable on a change in control. Also, Delaware law makes it difficult for stockholders who have recently acquired a large interest in a company to consummate a business transaction with the company against its directors' wishes. Finally, restrictions imposed by our dealer agreements may impede or prevent any potential takeover bid. Generally, our franchise agreements allow the manufacturers the right to terminate the agreements upon a change of control of our company and impose restrictions upon the transferability of any significant percentage of our stock to any one person or entity who may be unqualified, as defined by the manufacturer, to own one of its dealerships. The inability of a person or entity to qualify with one or more of our manufacturers may prevent or seriously impede a potential takeover bid. These agreements, corporate documents and laws, as well as provisions of our lending arrangements creating an event of default on a change in control, may have the effect of delaying or preventing a change in control or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of Sonic.

NEW ACCOUNTING PRONOUNCEMENTS COULD AFFECT FUTURE EARNINGS.

Sonic has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141: Business Combinations. SFAS No. 141 prohibits the pooling-of-interests method of accounting and requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged regardless of the acquirer's intent to do so.

                     SONIC AUTOMOTIVE, INC AND SUBSIDIARIES
                           EXHIBIT 99.1 - (Continued)

We also adopted the provisions of SFAS No. 142: Goodwill and Other Intangible Assets. Among other things, SFAS No. 142 no longer permits the amortization of goodwill, but requires that the carrying amount of goodwill be reviewed and reduced against operations if it is found to be impaired. This review must be performed on at least an annual basis (with an initial review within six months of adopting the new standard), but must also be performed upon the occurrence of an event or circumstance that indicates a possible reduction in value. SFAS No. 142 does require the amortization of intangible assets other than goodwill over their useful economic lives, unless the useful economic life is determined to be indefinite. Intangible assets determined to have a finite life are required to be reviewed for impairment in accordance with SFAS No. 144: Accounting for Impairment or Disposal of Long-Lived Assets. Intangible assets that are determined to have an indefinite economic life are not amortized and must be reviewed for impairment in accordance with the terms of SFAS No. 142. The adoption of SFAS No. 142 on January 1, 2002 resulted in the elimination of approximately $22.1 million of annual goodwill amortization. We are still in the process of completing our initial impairment test of goodwill, and have not yet determined the impact of any potential impairment on our consolidated financial statements.

The cumulative gross goodwill balance was approximately $932.3 million at March 31, 2002 and approximately $785.2 million at December 31, 2001. Goodwill, net of accumulated amortization, represented 39.8% of total assets at March 31, 2002 and 40.9% at December 31, 2001. Net goodwill represented 152.7% of stockholders' equity at March 31, 2002 and 142.7% at December 31, 2001. There was no goodwill amortization recorded for the three months ended March 31, 2002, while goodwill amortization expense was approximately $18.3 million for the year ending December 31, 2001 and $4.4 million for the three months ending March 31, 2002.

On January 1, 2002, we adopted SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting and disclosure model for assets to be disposed of by sale whether previously held and used or newly acquired. Under the provisions of SFAS No. 144, assets and liabilities held for sale are required to be shown separately in the balance sheet. Results of operations of a component of an entity that has been disposed or is classified as held for sale are now required to be reported in discontinued operations in the statement of income. The adoption of SFAS No. 144 resulted in a net loss of $0.1 million and $0.5 million being classified as discontinued operations on the unaudited consolidated statements of income for the three month period ended March 31, 2001 and 2002, respectively.